SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------

                                 SCHEDULE 14D9-C


         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------

                            PRIME GROUP REALTY TRUST
                            (Name of Subject Company)

                            PRIME GROUP REALTY TRUST
                      (Name of Person(s) Filing Statement)
                           --------------------------

         Common Shares of Beneficial Interest, par value $0.01 per share
                         (Title of Class of Securities)
                           ---------------------------

                                   74158J 10 3
                      (CUSIP Number of Class of Securities)

                                James F. Hoffman
            Executive Vice President - General Counsel and Secretary
                            Prime Group Realty Trust
                              77 West Wacker Drive
                                   Suite 3900
                             Chicago, Illinois 60601
                            Telephone: (312) 917-1300
                  (Name, address and telephone number of person
           authorized to receive notices and communications on behalf of the person(s) filing statement).
                           --------------------------

                                 With a copy to:

                                 Wayne D. Boberg
                                 Brian T. Black
                                Winston & Strawn
                              35 West Wacker Drive
                             Chicago, Illinois 60601
                                 (312) 558-5600


[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

NEWS BULLETIN                              RE:  PRIME GROUP REALTY TRUST
    FROM:                                       77 WEST WACKER DRIVE
                                                SUITE 3900
FRB/Weber Shandwick                             CHICAGO, ILLINOIS 60601
                                                NYSE:  PGE
                                                www.pgrt.com

FOR FURTHER INFORMATION


At the Company:                              At FRB/Weber Shandwick:
Richard S. Curto        Louis G. Conforti    Leslie M. Hunziker Georganne Palffy
Chief Executive Officer Co-President         General Inquiries  Investor
312/917-1300            Chief Financial      312/640-6760       Inquiries
                         Officer                                312/640-6768
                        312/917-1300



FOR IMMEDIATE RELEASE
THURSDAY, OCTOBER 11, 2001


                       OFFER FOR PRIME GROUP REALTY TRUST
                               BEING RENEGOTIATED


Chicago, IL, October 11, 2001 -- The Board of Trustees of Prime Group Realty Trust (NYSE: PGE; the "Company") announced today that Cadim Inc. ("Cadim") has informed the Company that it continues to be interested in pursuing a transaction with The Prime Group, Inc. ("PGI") to acquire the Company but is unwilling to proceed with the previously disclosed offer by Cadim and PGI to acquire the Company at a price of $14.50 per share. Representatives of the Company's Committee of Independent Trustees are presently continuing their discussions with Cadim and PGI regarding a possible transaction with the Company at a reduced per share purchase price and pursuant to a different timeframe and terms. There can be no assurance that the Company will enter into a definitive agreement with Cadim and PGI.

The previously announced exclusivity agreement among the Company, Cadim and PGI expires on Friday, October 12, 2001.

Cadim is a member of CDP Capital, a leading fund manager in Canada, one of the largest portfolio managers in North America and the largest holder of real estate in Canada. Cadim is a real estate company which invests in a variety of real estate products and in non-conventional real estate investments such as real estate securities and opportunity products. It forms partnerships with strategic investors, including real estate promoters, managers and builders who usually assume the day-to-day real estate management on behalf of Cadim. The assets under management by CDP Capital total approximately 125 billion Canadian dollars diversified in the Americas, Asia and Europe.

Prime Group Realty Trust is a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) that owns, manages, leases, develops, and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. The Company's portfolio consists of 26 office properties, containing an aggregate of 9.2 million net rentable square feet and 30 industrial properties containing an aggregate of 3.9 million net rentable square feet. The portfolio also includes approximately 234.2 acres of developable land as well as rights to acquire more than 135.0 additional acres of developable land, which management believes could be developed with approximately 7.2 million rentable square feet of office and industrial space. In addition, the Company has equity ownership interests in three development ventures, including the 1.5 million square foot Dearborn Center project in downtown Chicago.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE
SEC. THE COMPANY'S SHAREHOLDERS WILL BE ABLE TO OBTAIN ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE IF AND WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE COMPANY URGES ITS SHAREHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER DESCRIBED ABOVE.